Exhibit 12.1

Golden Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Three Months Ended
(in thousands, except for ratios)	Jan. 1, 2012	Dec. 30, 2012	Dec. 29, 2013	Dec. 28, 2014	Dec. 31, 2015(1)	Mar. 31, 2016
Computation of earnings:
Income (loss) before income tax benefit	$(5,116)	$696	$18,651	$(24,845)	$14,551	$2,298
Fixed charges, as calculated below	1,212	954	1,265	1,228	3,500	1,889

Total earnings	$(3,904)	$1,650	$19,916	$(23,617)	$18,051	$4,187

Computation of fixed charges:
Interest expense, including amortization of debt discount and issuance costs	1,182	940	1,244	1,209	2,810	1,458
Estimated interest expense portion of rental expense(2)	30	14	21	19	690	431

Total fixed charges	$1,212	$954	$1,265	$1,228	$3,500	$1,889

Ratio of earnings to fixed charges(3)	—	1.73	15.74	—	5.16	2.22

(1)	Our consolidated financial statements include the operating results of Sartini Gaming, Inc. from and after August 1, 2015, following the consummation of the Sartini Gaming, Inc. merger.
(2)	Rental expense amounts relate to the interest factor inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be the effective rate during such time.
(3)	Our earnings were inadequate to cover fixed charges for the fiscal years ended January 1, 2012 and December 28, 2014 by $5.1 million and $24.8 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.